

October 29, 2010

<u>Via Facsimile and U.S. Mail</u>

John Erickson, Esq.
Collette Erickson Farmer & O'Neill LLP
235 Pine Street, Suite 1300
San Francisco, CA 94104

>   **Re: CoSine Communications, Inc.**
>   **Amendment No. 2 to Schedule 13E-3 filed October 27, 2010**
>   **File No. 5-60229**
>   **Amendment No. 2 to Schedule 14A filed October 27, 2010**
>   **File No. 0-30715**

Dear Mr. Erickson:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule 14A

1. We note your response to comment two in our letter dated October 14, 2010; however, we reissue that part of our comment asking you to revise to state whether a reverse stock split with this disparate treatment of beneficial owners who hold shares in their own name as opposed to those who hold shares in street name is permitted under state law.

Disadvantages of the Transaction, page 9

2. Please revise to discuss the disparate treatment of beneficial owners as a disadvantage of the transaction.

Prospective Financial Information, page 48

3. We note your response to comment seven in our letter dated October 14, 2010. Please revise to clarify that you are referring to estimates of cost savings that the issuer expects to realize as a result of the proposed transaction, the calculation of which is based on past results and estimates of future costs, as stated in your response.

    Please direct any questions to me at (202) 551-3411. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions